Exhibit 10.2


       12001 Science Dr. Ste. 140   Tel 407.482.4555   E-mail Surgilight@aol.com
       Orlando, FL 32826 USA        Fax 407.482.0505   www.Surgilight.com


June 18, 2001
Colette Cozean, Ph.D.                        1 Page Sent Via Fax: (949) 855-4270
21581 Midcrest Drive
Lake Forest, California 92630

Reference: Consulting Agreement between SurgiLight and Colette Cozean, Ph.D.
           dated November 1, 2000.

Dear Colette:

This agreement modifies our Consulting Agreement dated November 1, 2000 and our first modification of the Agreement dated January 22, 2001. On behalf of SurgiLight and J.T, Lin, Ph.D and in recognition of the increased duties we have asked you to perform and our satisfaction with your work to date, we are pleased to offer the following terms for your consulting services:

$10,000 per month and 3,500 options/month at a 10% discount These options must be exercised within three years of the date you leave the Company. We will also pay you 3% of the sale of the Ophthalmic Division. This proposal is beginning May 15, 2001 and continuing through June 30, 2002. It is automatically renewed for one-year increments thereafter until or unless a new agreement is accepted by both parties,

On behalf of SurgiLight and its Board of Directors, I would like to take this opportunity to thank you for your assistance, support and guidance. We all look forward to working c1osely with you.

Sincerely,

/s/  Timothy J. Shea
Timothy J. Shea
Senior Vice President, COO
SurgiLight, Inc.


CC: Board of Directors
    Corporate Contract File

       12001 Science Dr. Ste. 140   Tel 407.482.4555   E-mail Surgilight@aol.com
       Orlando, FL 32826 USA        Fax 407.482.0505   www.Surgilight.com





                              CONSULTING AGREEMENT
                              --------------------

          This Consulting Agreement ("Agreement") is made and entered into effective as of the 1st day of November 2000 by and between SurgiLight, Inc., a Florida corporation whose address is 12001 Science Drive. Suite 140, Orlando, FL 32S86 ("Company"), and Colette Cozean, Ph.D. an individual whose address is 21581 Midcrest Dr. Lake Forest, Ca 92630 ("Consultant").


                                R E C I T A L S
                                - - - - - - - -

          WHEREAS, Company desires to engage consultant to provide technical, regulatory and operational support for it, its financial advisors and its attorneys ("the Project" as defined below) and consultant desires to perform said consulting services for the benefit of the company on the terms and conditions set forth below;

          NOW, THEREFORE, the parties hereby agree as follows:

1. CONSULTING SERVICES
   -------------------

     a. The Company hereby retains the services of Consultant as an independent contractor to render consulting services to the Company, as requested, in connection with the Project. A description and schedule for the performance by Consultant of such services, is annexed to this Agreement as Schedule A. It is mutually understood and agreed that Consultant is at all times acting and performing as an independent contractor, and neither the Consultant nor any employees of the Consultant shall be deemed employees of the company.

     b. Consultant agrees not to engage any employee, individual or entity to assist Consultant in connection with the Project without the express written consent of the Company. Further, any such employee, individual or entity for which consent is granted shall agree in writing to be bound by the terms of this Agreement.

     c. Consultant agrees to comply with all reasonable requests of the Company regarding coordination of consultant's services with the services of attorneys, government officials, and other agents and representatives of the Company when requested.

     d. Consultant shall maintain a permanent written record of all services.

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


     e. Nothing in this Agreement shall be construed to prevent Consultant from engaging in any other business or activity consistent with the terms of this Agreement.


2. COMPENSATION
   ------------

     Consultant agrees to perform the consulting services fur the Project, as reasonably requested, and the Company agrees to pay the sums set forth in Schedule A in consideration for such services. Consultant shall be reimbursed for all reasonable business expenses incurred by Consultant in the performance of her services under this Agreement that have been pre-approved by the Company in advance and in writing. Consultant shall invoice the Company for such pre-approved business expenses and be paid by the Company within two weeks of the invoice date.

3. TERM
   ----

     The term of this Agreement shall commence as of the effective date set forth above and shall continue until December 31, 20011 whereupon the Agreement shall terminate, unless terminated sooner in accordance herewith.

4. NONDISCLOSURE OF CONFIDENTIAL INFORMATION
   -----------------------------------------

     Consultant acknowledges that she will be receiving Confidential Information of the Company in the rendering of her consulting services, As used herein, the terms "Confidential 1nformation" is defined as information provided to Consultant by the Company which the Company has stamped or otherwise indicated in writing is "Confidential Information." Consultant agrees to hold the Confidential information in confidence and not to use the Confidential information commercially for her own benefit or for the benefit of anyone except the Company. Consultant agrees to limit dissemination of and access to the Confidential Information only to the persons who have agreed in writing to be bound by the terms of this Agreement. The Provisions of this Section 5 shall survive the termination of this Agreement for a period of one year. Nothing in this Agreement shall prevent Consultant from using information which (i) was in Consultant's possession or known by her before the date of this Agreement; (ii) is or becomes generally known to the public; (iii) is obtained by Consultant from a third party; or (iv) is or was independently developed by Consultant without use of the Company's Confidential information.

5.  REPRESENTATIONS AND WARRANTIES
    ------------------------------

     Consultant hereby represents and warrants to Company the following~

     a. Consultant has not entered into any contract or other arrangement, or made any commitment that will or may impair Consultant's ability to perform her services hereunder, and agrees that it will not enter into any such contract or arrangement.

     Consultant agrees, to the best of her knowledge, not to use or disclose to the Company, or induce the Company to use, any confidential or proprietary information, material or rights of any third party.

     c. Consultant agrees to indemnify Company for claims arising from services performed on behalf of the Company.

6. TERMINATION
   -----------

     a. In the event the Company or Consultant decides to terminate this agreement of the Project prior to completion, as determined in the sole discretion of the Company or Consultant, the Company or Consultant shall communicate such decision to the other in writing as promptly as practicable, and this Agreement shall terminate thirty (30) days after receipt of such notification, in such event, Consultant shall be paid for all services rendered and reimbursed for all pre-approved business expenses incurred through the date of termination. The Company shall have no further obligations to Consultant under this Agreement thereafter.

     b. In addition to the right to terminate provided above, the Company or Consultant may imrnediately terminate this Agreement upon the breach by Consultant or Company as the case may be of any term or provision of this Agreement, provided. however, nothing herein shall be construed to release or relieve Consultant from a continuing obligation to the Company under this Agreement or of any obligation matured prior to the effective date of such termination.

7. GENERAL
   -------

     c. All notices, requests, demands and other communications required or permitted to be given under the terms of this Agreement shall be in writing and shall be deemed to have been duly given if delivered personally, given by facsimile, or mailed first class, postage prepaid or by registered or certified mail.

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




     d. Consultant shall have no claim under this Agreement or otherwise against the Company relating to the Project for any employee benefits or withholding obligations all of which shall be the sole responsibility of Consultant, The parties further agree that nothing in this Agreement creates the relationship of partnership, joint venture, sales agency or principal and agent, All financial obligations associated with Consultant's business shall be the sole responsibility of Consultant. The Consultant shall not enter into any agreements or incur any obligations on the Company's behalf, or commit the Company in any manner without the company's express prior written consent.

     e. The terms and provisions of this Agreement shall be binding on Consultant, and shall inure to the benefit of the heirs, legal representatives, successors and assigns of the Company. This Agreement is not assignable or transferable and any attempt of such assignment, in whole or in part, shall be null and void.

     f. This Agreement, including the Schedule(s) attached hereto, contains the entire understanding and agreement of the parties, and there are no representations, warranties, promises or undertakings other than those contained in this Agreement. This Agreement does not supersede, affect nor cancel any previous agreements, rights or obligations between the parties. No course of conduct or dealing between the parties shall act as a modification or waiver of any provision of' this Agreement, and only a modification or waiver which is contained in a written agreement, signed by both parties, shall be effective.

     g. This Agreement shall he governed and construed in accordance with the laws of the State of Florida, U.S.A., and the parties agree that it is executed and delivered in that stale.

     h. Consultant acknowledges that there will be no adequate remedy at law for her failure to comply with the terms of this Agreement. Accordingly, in the event Consultant fails to comply with these terms, Consultant acknowledges and agrees that the Company shall have the right to have any breach of this Agreement remedied by equitable relief by way of a temporary restraining order, preliminary injunction, permanent injunction, and such other alternative relief as may be appropriate, without the necessity of posting any bond or surety.

     i. Consultant and the Company agree that all disputes arising out of or concerning the terms of this Agreement will be subject solely to binding arbitration. The arbitrator selection and conduct of the arbitration will be pursuant to the Commercial Arbitration Rules of the American Arbitration Association. The place of the arbitration shall be in Orange County, Florida and judgment on the award may be entered in any court having jurisdiction thereof. If either party believes it is necessary to undertake discovery on asserted statutory claims, such party shall apply to the arbitrator or arbitrators for rights to undertake discovery, and the arbitrator shall allow discovery sufficient for either party to adequately arbitrate, vindicate, or defend the


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



statutory claims, including access to essential documents and witnesses. At the conclusion of the arbitration, the arbitrator or arbitrators shall issue a decision in writing setting forth the essential findings and conclusions, and this decision is subject to review, confirmation, correction, or vacation pursuant to the provisions Code of Civil Procedure 1285 through 1288.8 in effect at the time the decision is rendered.

     j. If any provision of this Agreement should be held to be void or unenforceable, in whole or in part, such provision or part thereof shall be treated as severable, leaving valid the remainder of this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.



DATED:  11/1/00                             CONSULTANT:
        -------

                                            By:  /s/  Colette Cozean
                                                 -------------------------------
                                                 Colette Cozean, Ph.D.


DATED:  11/1/00                             SURGILIGHT, INC.

                                            By:  /s/  Timothy Shea
                                                 -------------------------------
                                                 Timothy Shea
                                                 Executive Vice President
                                                 Chief Operating Officer

                                                            SCHEDULE A -- Page 1




                              CONSULTING AGREEMENT
                                   SCHEDULE A
                                   ----------

Project:

          Providing technical, regulatory and operational support, as reasonably requested, for the Company, its financial advisors and attorneys. The Consultant shall provide the Company a written outline of each project including estimated number hours for completion, details and milestones for completion and a final report at the conclusion of each project. Each project shall be pre-approved in writing prior to commencement of work, Should the Consultant need an extension to the project, she must receive written approval.

Compensation:

          $250.00 per hour

Consultant's Technology:

          The Company and Consultant agree that Consultant has prior knowledge and inventions which are not subject to the terms of this Agreement.




                               SCHEDULE A - Page 1